Exhibit 1.6

2550, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 216-3939
Facsimile: (403) 234-8731
Website: www.totalenergy.ca

News Release

December 9, 2016

Total Energy Services Inc. Commences Offer for Outstanding Shares of Savanna Energy Services Corp.

CALGARY, ALBERTA – Total Energy Services Inc. (“Total” or the “Offeror”) announced today that it has formally commenced an offer (the “Offer”) to the shareholders of Savanna Energy Services Corp. (“Savanna”) to acquire all of the issued and outstanding common shares of Savanna (the “Savanna Shares”) in exchange for common shares of Total (the “Offeror Shares”). Holders of Savanna Shares who accept the Offer will receive, in exchange for each Savanna Share acquired by Total under the Offer, 0.1300 of an Offeror Share.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY THE OFFEROR OR WITHDRAWN BY THE OFFEROR.

Based upon the volume weighted average price of the Offeror Shares for the five trading days following November 23, 2016, the date Total announced its intention to make the Offer, being $13.40 per share, the consideration offered pursuant to the Offer has a value of $1.74 per Savanna Share. The exchange ratio was determined with reference to the $1.45 per share price at which Savanna has agreed to issue up to 27,950,000 Savanna Shares, as announced by Savanna on November 22, 2016 (the “Savanna Issue Price”) and represents a 15% increase from the exchange ratio contemplated in Total’s November 23, 2016 news release. Based on these values, the Offer represents a 20% premium to the Savanna Issue Price.

Effective November 29, 2016, Total entered into support agreements with certain Savanna Shareholders. The total number of Savanna Shares subject to the support agreements represents approximately 44% of the issued and outstanding Savanna Shares (prior to giving effect to the issuance of shares by Savanna in connection with the transactions announced by it on November 22, 2016).

Today, Total will mail the Offer and take-over bid circular (collectively, the “Bid Circular”), the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) to Savanna’s shareholders (the “Savanna Shareholders”), registered holders of convertible securities of Savanna and other persons who are entitled to receive those documents under applicable laws.

Full details of the Offer are contained in the Bid Circular that has been filed with the applicable Canadian securities regulatory authorities, and securityholders of Savanna are urged to read the Offer Documents and to consider the important information set out therein. Copies of the Offer Documents may be obtained free of charge at www.sedar.com and may also be obtained free of charge upon request made to the Corporate Secretary of Total at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4.

“We believe this is a compelling opportunity for Savanna Shareholders,” said Daniel Halyk, Total’s President and Chief Executive Officer. “By accepting this Offer, Savanna Shareholders will not only receive a full and fair price for their Savanna Shares but also a unique opportunity to retain equity exposure to the energy services industry through an ownership position in Total. Total has consistently demonstrated over its 20 year history a focused, disciplined and capital efficient approach to the operation of its business and the investment of its owners’ capital. This steady approach has resulted in Total equityholders consistently realizing an industry leading return on equity. The significant support expressed by Savanna Shareholders for the combination of Total and Savanna and for industry consolidation generally makes us confident in the value this Offer provides to Savanna Shareholders.”

Benefits of the Offer:

Total encourages Savanna Shareholders to consider the following factors, among others, in making a decision whether to accept the Offer.

•	Continued Exposure to the Energy Services Industry through a Corporation with a Superior Track Record. Through its 20 year history, Total (including its corporate predecessors) has taken a focused, disciplined and capital efficient approach to the operation and growth of its business and has produced industry leading returns on equity without the excessive use of debt.

•	Total Has a Demonstrated Track Record of Sensitivity to Equityholder Dilution. Total has been sensitive to the dilutive effect of treasury issuances of securities on equityholder interests and has been judicious in the use of new equity, which, in turn, has protected and enhanced the capital investments of equityholders. The last public equity offering completed by Total and its corporate predecessors was in September 2005 when Total Energy Services Trust raised $27 million. Since that time, Total has invested over $460 million in the purchase of property, plant and equipment (“PPE”), net of proceeds from disposals of PPE, and returned approximately $178 million to its owners through dividends, trust distributions and share buybacks. The $638 million invested in its growth and returned to its equityholders represents over seven times the $88.7 million of Total’s paid up share capital as at September 30, 2016.

•	Offer Consideration Represents a Unique Opportunity to Acquire Common Shares of the Offeror. As a result of the prudence of Total with respect to treasury issuances of equity to fund growth and operations, potential investors have often found it difficult to obtain a meaningful ownership position in Total common shares, as such shares have not always been readily available for purchase through ordinary market transactions. Under the Offer, holders of Savanna Shares will have an opportunity to obtain an ownership interest in Total or enhance their existing Total ownership position.

•	Superior Track Record of Completing and Integrating Acquisitions. Over the last 20 years, Total has completed over 25 acquisitions without ever having recorded an impairment in respect of such acquisitions, including goodwill.

•	The Board of Directors of Savanna has Authorized the Issuance of a Significant Number of Savanna Common Shares at $1.45 per share and the Offer Represents a Meaningful Premium to the Savanna Issue Price. On November 22, 2016, Savanna announced that it had entered into two separate agreements to issue, in aggregate, up to 27,950,000 Savanna Shares, or over 30% of its then issued and outstanding common shares, at a price of $1.45 per share. Those transactions are expected to close on December 15, 2016. The consideration offered pursuant to the Offer represents a 20% premium to the Savanna Issue Price based on an assumed value of $13.40 per Offeror Share.

•	The Directors and Officers of Total are aligned with the Total Shareholders to a Greater Degree than the Directors and Officers of Savanna. The directors and officers of Total own over 8% of the outstanding Total common shares whereas the directors and officers of Savanna own less than 1% of the outstanding Savanna Shares.

•	The Offeror Continues to Pay a Dividend. Since 2009, Total has increased its quarterly dividend on three occasions and has never reduced it, making it one of the few North American energy services companies to not reduce or eliminate its dividend during the current industry downturn, which began in 2014. Total currently pays a quarterly dividend of $0.06 per share.

•	Total Expects that a Combination with Savanna Will Give Rise to Operational Efficiencies. Total believes that meaningful synergies and cost efficiencies can be achieved through a combination with Savanna and estimates that at least $10 million of annual cost savings can be realized over time.

•	Strong Pro Forma Balance Sheet. Given Total’s limited debt, unencumbered capital asset base and available unused credit facilities, the Offer will provide Savanna Shareholders exposure to a well-capitalized energy services business with no liquidity concerns.

•	Exposure to a Larger Entity with a Lower Cost of Capital. The Offer will provide Savanna Shareholders with an opportunity to retain equity investment exposure to the energy services industry through an ownership interest in a larger and more diverse North American energy services company, with international exposure, that is expected to enjoy a lower weighted average cost of capital than Savanna and be better positioned to pursue future growth opportunities.

•	Increased Diversification and Stability. Management of Total believes the combination of Total and Savanna will provide meaningful business and geographical diversification across several key oil and natural gas basins in North America and Australia and provide Savanna Shareholders with exposure to the relative stability of the Offeror’s Compression and Process Services segment.

•	Liquidity of Consideration. The market capitalization of the combined entity is expected to be in excess of $550 million, which should provide greater capital markets relevance and public liquidity.

•	Likelihood of Completion. Given the existing levels of committed support from Common Shareholders, the payment of premium consideration and the absence of a market out or financing condition in the Offer, Total expects that the Offer will be successfully completed.

•	Opportunity to Defer Canadian Taxation on Capital Gains. Taxable Canadian Savanna Shareholders who receive Offeror Shares as consideration under the Offer will generally be entitled to an automatic tax deferred rollover to defer Canadian taxation on any capital gains arising from the disposition of their Savanna Shares.

About the Offer:

The Offer will be open for acceptance until 11:59 p.m. (Pacific Time) on March 24, 2017, unless the Offer is accelerated or extended by the Offeror (the “Expiry Date”) or withdrawn by the Offeror.

The Offer is subject to certain customary conditions including, without limitation (i) more than 66 2/3% of the Savanna Shares (calculated on a fully-diluted basis) held by Savanna Shareholders who are not Interested Common Shareholders (as defined in the Bid Circular) having been validly tendered under the Offer and not withdrawn, (ii) receipt of all domestic and foreign governmental, regulatory and third party approvals that the Offeror considers necessary or desirable in connection with the Offer, (iii) there not having occurred (in the judgment of the Offeror) any material adverse change in respect of Savanna, (iv) Savanna shall not have taken certain actions that could (in the judgment of the Offeror) impair the ability of the Offeror to acquire Savanna Shares or materially diminish the economic value to the Offeror of the acquisition of Savanna, and (v) the terms and conditions of the Savanna financing transactions announced on November 22, 2016 are consistent with what has been publicly disclosed by Savanna and those transactions do not give rise to obligations or liabilities of Savanna that would constitute a material adverse change (in the judgment of the Offeror). In addition, under the rules of the Toronto Stock Exchange (“TSX”), Total will require the approval of its shareholders to issue the Offeror Shares to be distributed by it in connection with the Offer. Total intends to call a meeting of its shareholders to consider a resolution to approve the issuance of the Offeror Shares in connection with the Offer prior to the Expiry Date. The Offeror has submitted an application to list, on the TSX, the Offeror Shares that may be distributed in connection with the Offer. Listing of the Offeror Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

Subject to applicable law, Total reserves the right to extend the Offer and to not take up and pay for any Savanna Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Total on or prior to the Expiry Date. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian securities laws, as a result of actions of Savanna. Savanna Shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety since they contain additional important information regarding Total and the terms and conditions of the Offer.

Advisors to Total

Total has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Offer.

Laurel Hill Advisory Group has been retained as information agent for the Offer. Savanna Shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.

Computershare Investor Services Inc. has been retained as the depositary for the Offer. Savanna Shareholders may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.

About Total

Total is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

Total and its predecessors have a proven 20 year track record of industry-leading returns on invested capital and have successfully completed over 25 strategic acquisitions since 1997 without ever recording a write-down in respect of such acquisitions. Total’s balance sheet is strong and it has paid a stable dividend to its shareholders throughout the current industry downturn. Directors and Officers of Total are aligned with Total’s shareholders through their meaningful ownership position in Total, which position has been increasing over the past 12 months. The common shares of Total are listed and trade on the TSX under the symbol “TOT”.

The TSX has neither approved nor disapproved of the information contained herein.

This News Release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Notice to U.S. Holders

The Offer is made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Securityholders should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Cautionary Statement Respecting Savanna Information

The information concerning Savanna contained in this News Release has been taken from, or is based upon, publicly available information filed by Savanna with securities regulatory authorities in Canada prior to the date of this News Release and other public sources. Savanna has not reviewed this News Release and has not confirmed the accuracy and completeness of the Savanna information contained herein. Neither Total, nor any of the officers or directors of Total, assumes any responsibility for the accuracy or completeness of such Savanna information or any failure by Savanna to disclose events or facts that may have occurred, or which may affect the significance or accuracy of any such Savanna information, but which are unknown to Total. Total has no means of verifying the accuracy or completeness of any of the Savanna information contained in this News Release or whether there has been a failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Forward-Looking Information Cautionary Statement

This News Release contains certain forward-looking information (referred to herein as “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “scheduled”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning:

•	the Offer, various terms of the Offer, the expiry date of the Offer and the listing of Offeror Shares;

•	expectations with respect to synergies and efficiencies that may be achieved upon a combination of the businesses of Total and Savanna and other benefits of a combination of the businesses of Total and Savanna;

•	expectations with respect to business and geographical diversification of the combined entity; and

•	exceptions regarding the timing of the proposed Total shareholder meeting.

Forward-looking statements are based upon the opinions and expectations of management of Total as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total (or any of its subsidiaries) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total, and new laws and regulations (domestic and foreign). Risks relating specifically to Total’s ability to realize perceived benefits from the proposed combination of Total and Savanna include Total’s inability to successfully integrate the operations of Total and Savanna following completion of the Offer, failure to list the Offeror Shares on the TSX, failure to obtain the approval of Total’s shareholders for issuance of the Offeror Shares, Total’s inability to retain key Savanna employees following completion of the Offer and Total’s inability to negotiate early termination of Savanna office and operating location leases, on terms reasonably satisfactory to Total, following completion of the Offer in cases (if any) where those leases have lengthy terms.

Additional risks to which Total is exposed in the conduct of its business are set out under the heading “Risk Factors” on pages 23 to 26 of Total’s Annual Information Form (dated March 10, 2016) for the year ended December 31, 2015, and under the heading “Risk Factors” on page 11 of Total’s Management’s Discussion and Analysis (dated November 9, 2016) in respect of the three and nine month periods ended September 30, 2016, both of which have been filed with various securities regulatory authorities in Canada and are available (under Total’s profile) through the SEDAR website at www.SEDAR.com.

Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing for completion of the Offer is based upon various assumptions and factors, including publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding common shares of Savanna and the number of options and other convertible or exchangeable rights and securities granted by Savanna (entitling holders thereof to acquire common shares of Savanna), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, the potential for the acceleration of timing of the steps/events in connection with the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no material changes in the business, affairs, capital, prospects or assets of Savanna since September 30, 2016, except as announced by Savanna on November 22, 2016 and November 28, 2016. Forward-looking information concerning possible synergies and efficiencies that may be achieved upon a combination of the businesses of Total and Savanna and other benefits of a combination of the businesses of Total and Savanna is based upon various assumptions and factors, including, financial information of Savanna available through publicly filed documents and Total’s general industry knowledge and experience. Forward-looking information concerning the business and geographical diversification that may be achieved upon a combination of the businesses of Total and Savanna is based upon various assumptions and factors, including publicly available information concerning the location and size of various Savanna operations and Total’s general industry knowledge and experience. Forward-looking information concerning the anticipated market capitalization of Total following successful completion of the Offer is based upon various assumptions and factors including the current market capitalization of both Total and Savanna, advice from Total’s financial advisor, the absence of market disruptions that would affect the trading price of the Total common shares and the absence of material adverse changes or developments affecting Total or Savanna.

The forward-looking statements contained in this News Release are made as of the date hereof and Total does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.